FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1             Name and Address of Company

Northern Dynasty Minerals Ltd. (“Northern Dynasty” or the “Company”)
15th Floor - 1040 West Georgia Street
Vancouver, British Columbia
V6E 4H1

Item 2             Date of Material Change

April 3, 2019.

Item 3             News Release

The news release with respect to the material change referred to in this report was issued by the Company on April 3, 2019 and distributed through the facilities of CNW. The news release was filed on SEDAR and is available at www.sedar.com.

Item 4             Summary of Material Change

On April 3, 2019, the Company announced the appointment of Mark Peters as Chief Financial Officer.

Item 5             Full Description of Material Change

5.1                   Full Description of Material Change

On April 3, 2019, the Company announced that Mark Peters has joined Northern Dynasty as Chief Financial Officer (“CFO”), replacing Marchand Snyman who has resigned from his role with the Company.

Mark Peters has more than 18 years of experience in the areas of financial reporting and taxation, working primarily with Canadian and US public corporations. He is an experienced Chief Financial Officer, having served as CFO for Hunter Dickinson Services Inc. (“HDI”) since 2016 and a TSX Venture-listed company since 2012. Prior to that, Mr. Peters led the tax department for the HDI group of companies. Before joining HDI in 2007, Mr. Peters worked for PricewaterhouseCoopers LLP in the both the audit and tax groups.

Mr. Peters is a Chartered Professional Accountant and holds a Bachelor of Arts degree in Economics from the University of Victoria.

5.2                   Disclosure for Restructuring Transactions

Not applicable.

Item 6             Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7             Omitted Information

Not applicable.

Item 8             Executive Officer

Ronald W. Thiessen
President and Chief Executive Officer
Telephone: 604-684-6365

Item 9             Date of Report

April 10, 2019